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                            PROMISSORY NOTE

$16,000                                              Englewood, Colorado
                                                           April 1, 1999

For value received the undersigned, Chartwell International, Inc., hereby promises to pay to John J. Grace ("the Holder") at 2450 W. Kettle Avenue, Littleton, CO 80120-4334 the sum of sixteen thousand dollars ($16,000) with a simple interest rate of 10% per annum, in lawful money of the United States.

This Note is due and payable in full on or before August 1, 2002 or at the option of the Holder at the time financing is received.

This Note shall be considered in default if this Note is not paid off by August 1, 2002. Should default occur, then at any time after August 1, 2002, the entire amount of unpaid principal shall, at the option of the payee, become immediately due and payable.

This Note shall is collaterized by the 1999 Volvo automobile purchased by the Company for Mr. Grace's use.

The undersigned agrees, in the event of default, to pay reasonable costs of collection, including attorney's fees incurred in connection with the collection of this Note. The undersigned hereby waives presentment, demand, protest, notice of protest, notice of dishonor, notice of nonpayment, and notice of any kind with respect to this Note or any guarantee of it.


                                       CHARTWELL INTERNATIONAL, INC.
                                       a Nevada Corporation


                                       ------------------------------
                                       Alice M. Gluckman
                                       Corporate Secretary